

October 6, 2011

<u>Via E-mail</u>
Juan Carlos Espinosa
President
Bidfish.com Inc.
2250 NW, 114th Ave, Unit 1P
PTY 6049
Miami, FL 33172

> **Re:** **Bidfish.com Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2010**
> **Filed January 12, 2011, as amended**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
> **Filed January 18, 2011, as amended**
> **Form 10-Q for the Quarter Ended May 31, 2011**
> **Filed July 20, 2011, as amended**
> **File No. 000-53512**

Dear Mr. Espinosa:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief